        SUPPLEMENT TO THE OFFER TO PURCHASE FOR CASH DATED MARCH 23, 2000

                       THE TRAVELERS INSURANCE GROUP INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF

                                 CITIGROUP INC.

                           OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
                                       OF


                        TRAVELERS PROPERTY CASUALTY CORP.
                                       AT


                              $41.50 NET PER SHARE

--------------------------------------------------------------------------------
     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 19, 2000, UNLESS THE OFFER IS EXTENDED.
--------------------------------------------------------------------------------

     THIS OFFER IS BEING MADE PURSUANT TO AN AGREEMENT AND PLAN OF MERGER, DATED AS OF MARCH 22, 2000, BY AND AMONG CITIGROUP INC. ("PARENT"), THE TRAVELERS INSURANCE GROUP INC. (THE "PURCHASER") AND TRAVELERS PROPERTY CASUALTY CORP. (THE "COMPANY").

     THE BOARD OF DIRECTORS OF THE COMPANY, BASED UPON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS OF THE BOARD,
(A) UNANIMOUSLY DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT AND THE PURCHASER), (B) UNANIMOUSLY APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, AND (C) UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     MORGAN STANLEY & CO. INCORPORATED, FINANCIAL ADVISOR TO THE SPECIAL COMMITTEE, HAS DELIVERED AN OPINION TO THE SPECIAL COMMITTEE ON BEHALF OF THE BOARD OF DIRECTORS TO THE EFFECT THAT THE CONSIDERATION TO BE RECEIVED BY THE COMPANY'S STOCKHOLDERS (OTHER THAN PARENT AND ITS SUBSIDIARIES) IN THE OFFER AND THE MERGER IS FAIR FROM A FINANCIAL POINT OF VIEW TO SUCH STOCKHOLDERS. SEE "SPECIAL FACTORS--OPINION OF FINANCIAL ADVISOR" IN THE OFFER TO PURCHASE.

     THIS OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS SUBJECT TO CERTAIN CONDITIONS. SEE "THE TENDER OFFER--SECTION 13. CERTAIN CONDITIONS TO THE OFFER" IN THE OFFER TO PURCHASE.


                                    IMPORTANT

     Any stockholder desiring to tender all or any portion of such stockholder's shares of Class A common stock, par value $.01 per share, of the Company (the "Shares" or the "Company Common Stock") should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) previously furnished to such stockholder in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a facsimile thereof) and any other required documents to the Depositary (as defined herein) and either deliver the certificates for such Shares along with the Letter of Transmittal to the Depositary or tender such Shares pursuant to the procedures for book-entry transfer set forth in "THE TENDER OFFER--Section 3. Procedures for Tendering Shares" of the Offer to Purchase or (ii) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Any stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee to tender such Shares.

                                --------------

                     The Dealer Manager for the Offer is:

                             SALOMON SMITH BARNEY

                    The Information Agent for the Offer is:
                           Innisfree M&A Incorporated

April 4, 2000

     ANY STOCKHOLDER WHO DESIRES TO TENDER SHARES AND WHOSE CERTIFICATES EVIDENCING SUCH SHARES ARE NOT IMMEDIATELY AVAILABLE, OR WHO CANNOT COMPLY WITH THE PROCEDURES FOR BOOK-ENTRY TRANSFER DESCRIBED IN "THE TENDER OFFER--SECTION
3. PROCEDURES FOR TENDERING SHARES" IN THE OFFER TO PURCHASE ON A TIMELY BASIS, OR WHO CANNOT DELIVER ALL REQUIRED DOCUMENTS TO THE DEPOSITARY PRIOR TO THE EXPIRATION OF THE OFFER, MAY TENDER SUCH SHARES BY FOLLOWING THE PROCEDURES FOR GUARANTEED DELIVERY SET FORTH IN "THE TENDER OFFER--SECTION 3. PROCEDURES FOR TENDERING SHARES" OF THE OFFER TO PURCHASE.

     Questions and requests for assistance or for additional copies of the Offer to Purchase, this Supplement, the Letter of Transmittal or other tender offer materials may be directed to Innisfree M&A Incorporated (the "Information Agent") or Salomon Smith Barney Inc. (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

                                 --------------

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                TABLE OF CONTENTS

INTRODUCTION ...............................................................  1
Background of this Offer ...................................................  2
Opinion of Financial Advisor ...............................................  2
Interests of Certain Persons in the Offer and the Merger....................  2
Position of Parent and the Purchaser Regarding Fairness of the Offer and
  the Merger ...............................................................  2
Certain Legal Matters ......................................................  5
Miscellaneous ..............................................................  6

ANNEX A -- LETTER FROM MORGAN STANLEY & CO. INCORPORATED TO THE
           SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE
           COMPANY, DATED APRIL 3, 2000. ................................... A-1

ANNEX B -- SECOND AMENDED COMPLAINT OF HOWARD VOGEL, ON BEHALF OF
           HIMSELF AND ALL OTHERS SIMILARLY SITUATED, AGAINST
           TRAVELERS PROPERTY CASUALTY CORP., ROBERT I. LIPP, JAY S.
           FISHMAN, FRANK J. TASCO, DUDLEY C. MECUM II, ARTHUR ZANKEL,
           KENNETH J. BIALKIN, SANFORD I. WEILL, TAP MERGER CORP., LESLIE
           B. DISHAROON AND CITIGROUP INC., FILED IN THE COURT OF
           CHANCERY OF THE STATE OF DELAWARE ON APRIL 1, 2000. ............. B-1

To the Holders of Class A Common Stock
of Travelers Property Casualty Corp.:

                                  INTRODUCTION

     The following information amends and supplements the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase") of The Travelers Insurance Group Inc., a Connecticut corporation (the "Purchaser"), pursuant to which the Purchaser is offering to purchase all the outstanding shares of Class A common stock, par value $.01 per share (the "Shares" or the "Company Common Stock"), of Travelers Property Casualty Corp., a Delaware corporation (the "Company"), at $41.50 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, this Supplement and in the related Letter of Transmittal (which together, as they may be amended from time to time, constitute the "Offer"). The Purchaser is an indirect wholly owned subsidiary of Citigroup Inc., a Delaware corporation ("Parent").

     This Supplement should be read in conjunction with the Offer to Purchase. The terms and conditions previously set forth in the Offer to Purchase and the Letter of Transmittal previously mailed to stockholders remain applicable in all respects to the Offer. Terms used but not defined herein have the meaning set forth in the Offer to Purchase.

     STOCKHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE, THIS SUPPLEMENT AND THE RELATED LETTER OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR SHARES.

     The Purchaser believes that the following information would be beneficial to all holders of Shares in determining whether such holder should tender their Shares in the Offer:

BACKGROUND OF THIS OFFER. The discussion set forth in "SPECIAL
FACTORS--Background of this Offer" is amended and supplemented as follows:

     On April 3, 2000, the Special Committee met telephonically with Morgan Stanley and counsel to the Special Committee. At the meeting, representatives of Morgan Stanley discussed with the Special Committee the matters concerning the financial terms of the Offer and the Merger described in this Supplement under "--Opinion of Financial Advisor" and informed the Special Committee that the corrections described therein did not alter the conclusions of Morgan Stanley's financial analysis in any material respect. In addition, in a letter to the Special Committee on behalf of the Company Board, presented to the Special Committee at the meeting, Morgan Stanley fully confirmed its March 21, 2000 opinion that, as of such date, the $41.50 per Share in cash to be received by holders of Shares (other than Parent and its subsidiaries) in the Offer and the Merger is fair from a financial point of view to such stockholders. A copy of the letter is attached hereto as Annex A and is incorporated herein by reference. The Special Committee continues its recommendation set forth under "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger--Recommendation of the Special Committee and the Company Board" based on the factors described under "SPECIAL FACTORS--Recommendation of the Special Committee and the Company Board; Fairness of the Offer and the Merger--The Special Committee" and the matters described above in this paragraph.

OPINION OF FINANCIAL ADVISOR. The discussion set forth in "SPECIAL FACTORS--Opinion of Financial Advisor" is amended and supplemented as follows:

     At the April 3, 2000 meeting of the Special Committee, Morgan Stanley informed the Special Committee that certain of the information regarding precedent transactions used by Morgan Stanley in performing the analyses presented to the Special Committee at its meeting on March 20, 2000, and described in the Offer to Purchase under "SPECIAL FACTORS--Opinion of Financial Advisor--Going Private Premium Analysis," was inadvertently set forth inaccurately in such presentation. Such presentation is included as Exhibit
(c)(2) to the Tender Offer Statement on Schedule TO initially filed on March 23, 2000. Morgan Stanley noted that it had thoroughly reviewed each of the precedent transactions underlying such analyses and had reperformed the analyses based on the corrected data, which is attached as Exhibit (c)(4) to Amendment No. 3 to the Offer to Purchase and is incorporated herein by reference. Morgan Stanley noted that the correction of these inaccuracies resulted in a change to certain of the mean and medium premiums set forth in Appendix 2 of its March 20, 2000 presentation materials, "Analysis of Selected Acquisitions of Minority Interests -- Analysis of Selected Minority Interest Acquisitions 1992 To Present." In particular, the "Mean (All Transactions) -- Unaffected Price" increased to 26.8% from 24.7%; the "Mean (All Transactions) -- Day Prior to Public Announcement" increased to 23.1% from 21.1%; the "Mean (All Transactions) -- All Time High" increased to -19.4% from -19.9%; the "Median (All Transactions) -- Unaffected Price" increased to 23.2% from 21.3%; the "Median (All Transactions) -- Day Prior to Public Announcement" increased to 20.0% from 19.0%; the "Mean (Insurance Transactions) -- Unaffected Price" decreased to 21.6% from 24.3%; the "Mean (Insurance Transactions) -- Day Prior to Public Announcement" decreased to 19.6% from 22.1%; the "Mean (Insurance Transactions) -- All Time High" increased to -1.6% from -4.6%; the "Median (Insurance Transactions) -- Unaffected Price" decreased to 21.5% from 24.3%; the "Median (Insurance Transactions) -- Day Prior to Public Announcement" decreased to 17.9% from 20.3%; and the "Median (Insurance Transactions) -- All Time High" increased to 5.2% from -2.0%.

INTERESTS OF CERTAIN PERSONS IN THE OFFER AND THE MERGER. The discussions set forth in "SPECIAL FACTORS-- Interests of Certain Persons in the Offer and the Merger" is amended and supplemented as follows:

     In addition to the present principal occupation and the five-year employment history of Leslie B. Disharoon set forth in Schedule I "INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND THE PURCHASER--3. Directors and Executive Officers of the Company" of the Offer to Purchase, Mr. Disharoon was a director of Travelers Group Inc. (a predecesssor of Parent) from 1986 to 1998. In addition, as of and since March 21, 2000, Mr. Disharoon and Mr. Tasco may be deemed to directly or indirectly beneficially own approximately 280,059 and 9,000 shares of common stock of Parent worth $16,260,926 and $522,563, respectively (based upon the closing sales price of the Parent common stock on the NYSE on March 21, 2000). The ownership interests in Parent common stock described above should be taken into account by stockholders in considering whether to tender their Shares.

POSITION OF PARENT AND THE PURCHASER REGARDING FAIRNESS OF THE OFFER AND THE MERGER. The discussion set forth in "SPECIAL FACTORS--Position of Parent and the Purchaser Regarding Fairness of the Offer and the Merger" is amended and supplemented as follows:

     Parent asked Salomon Smith Barney to assist Parent in its examination of strategic alternatives with respect to Parent's ownership interest in the Company. See "SPECIAL FACTORS--Background of the Offer" in the Offer to Purchase. In connection therewith, Salomon Smith Barney developed a valuation analysis regarding the Company, dated March 20, 2000 (the "Valuation Analysis"). Although the results of the Valuation Analysis were discussed with members of Parent's senior management, the Valuation Analysis was not presented in written form to the Parent Board. The Valuation Analysis is not a fairness opinion. The Valuation Analysis, however, does include the same types of information and analyses Salomon Smith Barney normally includes in a presentation to directors in connection with a business combination for which Salomon Smith Barney renders a fairness opinion.

     The following is a summary of the analyses performed by Salomon Smith Barney in the Valuation Analysis:

     Public Market Comparables. Salomon Smith Barney compared certain financial information at or for the twelve months ended September 30, 1999 of the Company with the following companies: The Allstate Corporation, The Chubb Corporation, Hartford Financial Services Group Inc., The St. Paul Companies, Inc., CNA Financial Corporation, SAFECO Corporation, American Financial Group, Inc. and Mercury General Corp. The financial information compared included market capitalization, current share price, the ratio of price to estimated earnings per share for 2000 and 2001 and the ratio of price to book value per share. Estimated earnings were based on the median First Call estimates for 2000 and 2001 for all companies except for the Company, which were based on the Company management's 2000 and 2001 budget estimates as set forth in "SPECIAL FACTORS--Opinion of Financial Advisor" in the Offer to Purchase. In addition, Salomon Smith Barney reviewed certain financial information of the Cincinnati Financial Corporation and the American International Group, Inc., however, Salomon Smith Barney did not include those companies in the group of comparables because of, among other reasons, their different business mix and comparatively disparate operating ratios.

     This data provided a framework for an analysis of indicative public market for comparable companies that led to the following:

                                            MEDIAN OF               SELECTED         IMPLIED VALUE RANGE
                                      COMPARABLE COMPANIES          RANGE(1)           FOR THE SHARES
                                      --------------------          --------           --------------
       PRICE/2000 EARNINGS .........           9.4x               7.9x--10.9x          $ 29.94--$41.33
       PRICE/2001 EARNINGS .........           8.6x               7.1x--10.1x          $ 28.54--$40.63
       PRICE/BOOK VALUE ............          1.13x               .93x--1.33x          $ 21.49--$30.73

----------
(1) Salomon Smith Barney determined the selected range based on the median of the comparable companies.

     Salomon Smith Barney also performed a regression analysis of estimated 2001 return on average common equity to latest book value multiples for the comparable companies in the analysis. Based on this analysis, Salomon Smith Barney derived a 1.35x to book value multiple implying a value of $31.20 per Share based on an expected return on common equity of 15.3% which was based on the Company management's budget estimates.

     Selected Adjusted M&A Transaction Precedents. Salomon Smith Barney reviewed certain financial information with respect to selected mergers and acquisitions transactions since 1996. From these transactions, Salomon Smith Barney identified those transactions which are the most comparable, based on the nature of the businesses of the companies involved, to the Offer and the Merger. The financial information reviewed included the purchase price paid in the transactions as an adjusted multiple of the target companies' GAAP estimated earnings and book value. The multiples were adjusted to reflect the change in public market valuations since the announcement of the particular transaction.

                                               MEDIAN OF                 SELECTED           IMPLIED VALUE RANGE
                                         COMPARABLE COMPANIES            RANGE(1)             FOR THE SHARES
                                         --------------------            --------             --------------
     ADJUSTED PRICE-TO-ESTIMATED
      EARNINGS ......................             10.7x                9.7x--11.7x            $ 36.80--$44.40
     ADJUSTED PRICE-TO-BOOK .........             1.10x                .90x--1.30x            $ 20.77--$30.01

----------
(1) Salomon Smith Barney determined the selected range based on the median of the comparable companies.

     Minority Acquisition Transactions. Salomon Smith Barney reviewed certain financial information for precedent transactions since 1992 which involved an eighty percent or more shareholder in a minority acquisition transaction. Within this universe of transactions, Salomon Smith Barney focused on twelve which involved companies in the financial services industry. The financial information included the premium over the market price per share one week prior to announcement of the transaction and the premium over the market price per share one month prior to announcement. This review indicated that the minority acquisition transaction premium over the price per share one week prior to announcement ranged from 11.3% to 21.3% and resulted in an implied value range for the Shares based on median premiums of $33.51 to $36.52, and the premium over the price per share one month prior to announcement ranged from 11.2% to 21.2% and resulted in an implied range for the Shares based on median premiums of $35.03 to $38.18.

     Discounted Cash Flow Analysis. Salomon Smith Barney performed a discounted cash flow analysis to calculate the present value of the stand-alone cash flows that the Company would generate from January 1, 2000 through December 31, 2004 assuming operating earnings of the Company would be the Company management's budget estimates for 2000 and 2001 grown at a long-term IBES growth rate of 11.5% for 2002 through 2004 and year 2000 dividends would equal research analysts' estimates grown at 16% for 2001 through 2004. Terminal values were applied on the basis of 2004 book value and 2005 earnings whereby 2005 earnings were estimated by growing 2004 estimated earnings by the long-term IBES growth rate of 11.5%.

     Salomon Smith Barney discounted the estimated cash flows provided by its model using discount rates of 8.0% to 13.0%. Salomon Smith Barney calculated terminal values both as a multiple of the Company's estimated 2004 book value and as a multiple of the Company's estimated 2005 operating earnings. The implied range of values calculated by Salomon Smith Barney for the Shares based upon terminal values calculated as a multiple of 1.3x to 1.5x of estimated 2004 book value derived from the discounted cash flows analysis at discount rates of 10.0% and 11.0% ranged from $35.84 to $42.76. The implied range of values calculated by Salomon Smith Barney for the Shares based upon terminal values calculated as a multiple of 9.0x to 11.0x of estimated 2005 operating earnings derived from the discounted cash flows analysis at discount rates of 10.0% and 11.0% ranged from $36.13 to $45.49. Salomon Smith Barney based its determination of the applicable discount rates in its analysis based on a weighted average cost of capital analysis of the Company.

     Other Analyses. Salomon Smith Barney also conducted certain other analyses that it deemed relevant, including a review of the historical stock price performance of the Shares and comparisons of the performance of the Shares to the performance of the Salomon Smith Barney Property Casualty Index and the S&P 500 since the Company's initial public offering in April 1996, a comparative analysis of the operating ratios of comparable companies and a review of selected published research reports disseminated by various Wall Street firms.

     The preceding discussion is a summary of the material financial analyses performed by Salomon Smith Barney and does not purport to be a complete description of the analyses performed by Salomon Smith Barney. The preparation of financial analyses is a complex process involving subjective judgments, and is not necessarily susceptible to partial analysis or summary description. Salomon Smith Barney made no attempt to assign specific weights to particular analyses or factors considered, but, rather made qualitative judgments as to the significance and relevance of all analyses and factors considered. Accordingly, Salomon Smith Barney believes that its analyses, and the summary set forth above, must be considered as a whole, and that selecting portions of the analyses and of the factors considered by Salomon Smith Barney, without considering all of the analyses and factors, could create a misleading or incomplete view of the processes underlying the analyses conducted by Salomon Smith Barney. With regard to the comparable companies analyses summarized above, Salomon Smith Barney selected comparable public companies on the basis of various factors, including the size and similarity of the line of business; however, no company utilized as a comparison in these analyses summarized above is identical to the Company. As a result, these analyses are not purely mathematical, but also take into account differences in financial and operating characteristics of the subject companies and other factors that could affect the public trading value of the subject companies to which the Company is being compared. In its analyses, Salomon Smith Barney made numerous assumptions with respect to the Company, industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of the Company. Any estimates contained in Salomon Smith Barney analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by these analyses. Estimates of values of companies do not purport to be appraisals or necessarily to reflect the prices at which companies may actually be sold. Because these estimates are inherently subject to uncertainty, none of Parent, Salomon Smith Barney or any other person assumes responsibility if future results or actual value differ materially from the estimates.

     Salomon Smith Barney's analyses were prepared solely to assist Parent in its examination of strategic alternatives with respect to Parent's ownership interest in the Company. Salomon Smith Barney is an indirect wholly owned subsidiary of Parent. Salomon Smith Barney is a nationally recognized investment banking and advisory firm. Salomon Smith Barney, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

     Salomon Smith Barney is a full service securities firm engaged in securities trading and brokerage activities, financing and financial advisory services in addition to its investment banking activities. In the ordinary course of its trading, brokerage, and financing activities, Salomon Smith Barney or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for the accounts of its customers, in debt or equity securities or senior loans of the Company, Parent or their affiliates.

     Although it is expected that Parent will pay a customary fee to Salomon Smith Barney for its assistance in Parent's examination of strategic alternatives with respect to the Company, no agreement has been reached at this time.

     A copy of the Salomon Smith Barney Valuation Analysis is included as Exhibit (c)(5) to the Tender Offer Statement on Schedule TO.

CERTAIN LEGAL MATTERS. The discussion set forth in "THE TENDER OFFER--Section
14. Certain Legal Matters" of the Offer to Purchase is amended and supplemented as follows:

     State Insurance Approvals. The Company has received written notice from the Connecticut Insurance Commissioner that the Offer and the Merger are not subject to the "change of control" provisions of the Connecticut insurance laws and no further approval of the Connecticut Department of Insurance is necessary to consummate the Offer or the Merger.

     Litigation. There have now been at least thirteen lawsuits filed alleging substantially similar claims as those described in "THE TENDER OFFER--Section
14. Certain Legal Matters" in the Offer to Purchase.

     In addition, on March 28, 2000, the plaintiff in Civil Action No. 17902-NC filed an Amended Complaint against the Company, its directors and Parent, and on April 1, 2000 the plaintiff filed a second Amended Complaint (the "Second Amended Complaint") against the Company, its directors and Parent.

     The Second Amended Complaint alleges, among other things, that the consideration that Parent has offered in the Offer, $41.50 per Share in cash, is grossly inadequate and unfair and was not arrived at through the fair process to which the Company's minority stockholders are entitled because the Special Committee appointed by the Company Board to represent the interests of the public stockholders was not properly constituted and did not function faithfully to the Company's public stockholders.

     In particular, the Second Amended Complaint alleges that the financial loyalties of the members of the Special Committee, Messrs. Disharoon and Tasco, are aligned with Parent because their respective holdings in Parent are larger than their respective holdings in the Company. The Second Amended Complaint alleges that the last publicly reported information indicated the following stock ownership:

                        COMPANY'S STOCK                         PARENT'S STOCK
                        ---------------                         --------------
Disharoon:     2,820 shares valued at $117,000     243,363 shares valued at $14.6 million
Tasco:         8,695 shares valued at $361,000     38,879 shares valued at $2.3 million

     The Second Amended Complaint alleges that on March 21, 2000, the day the Offer was announced, the market price of Parent's shares rose $1.87 per share and that because of this increase, the value of Mr. Disharoon's Parent shares increased in value by over $455,000 and the value of Mr. Tasco's Parent shares rose almost $73,000.

     In addition, the Second Amended Complaint alleges that the compensation of Morgan Stanley, the Special Committee's financial advisor, is, in large part, contingent upon the consummation of the Offer.

     The Second Amended Complaint further alleges that defendants have withheld and obscured vital material information needed by stockholders to properly assess and consider the Offer and the true value of the Company. In particular, the Second Amended Complaint alleges that:

     o "Defendants have failed to disclose that the so-called `Special Committee' appointed by the [Company Board] was riddled with conflicts of interest. The 14D-1 does not disclose the material fact that defendant Leslie B. Disharoon, the Chairman of the Special Committee, was formerly affiliated with [Parent] (or its predecessors) and, therefore, has a material conflict of interest. The 14D-1 is inaccurate when it states that the Special Committee was `independent.'

     o The financial analyses performed by Morgan Stanley Dean Witter (`Morgan Stanley'), the Special Committee's financial advisor, contained material inaccuracies and, therefore, the true range of value for the Company's shares is materially higher than that being reported to shareholders.

     o Morgan Stanley's `Analysis Of Selected Acquisitions Of Minority Interests -- Analysis Of Selected Minority Interest Acquisitions 1992 To Present,' falsely reported the `final consideration' received in certain minority-squeeze outs, materially understating the premiums paid in order to create the appearance of fairness for this offer.

     o Morgan Stanley's selected minority squeeze-out analysis also omitted several pertinent and comparable squeeze-out transactions which would have further demonstrated the inadequacy of the $41.50 Tender Offer price. These transactions all occurred between 1992 and the present (the same time period used by Morgan Stanley) and were used by Salomon Brothers, the predecessor to Salomon Smith Barney (`Salomon'), [Parent's] financial advisor, in another analysis of a squeeze-out acquisition of a property and casualty insurance company.

     o Many other of the analyses performed by Morgan Stanley to justify the $41.50 Tender Offer price were based on inaccurate and incomplete data. For instance, several Morgan Stanley analyses claimed to be based on management estimates when, in fact, the actual estimates claimed by Morgan Stanley as management estimates (but not used in the analyses) were significantly higher than the purported management estimates used.

     o Defendants assert in the 14D-1 mailed to shareholders that Morgan Stanley calculated a `summary indicative value range' for [the Company's] shares of $38.00 to $48.00 per share, but have failed to disclose that Morgan Stanley actually claimed that its six valuations analyses (which were themselves artificially low) indicated a $40.00 to $48.00 summary indicative reference range. The 14D-1 also fails to disclose that Morgan Stanley performed an analysis which illustrated that `Indicative Premiums Paid in Precedent Mergers & Acquisitions' yielded values materially in excess of all of the summary ranges, and that Morgan Stanley did not incorporate those higher value ranges into its final analysis.

     o Defendants did not disclose that Salomon, [Parent's] financial advisor, upon which [Parent] purportedly relied for its statement that `the consideration to be received by [the Company's] stockholders 'was fair to and in the best interests' of those stockholders, was irremediably conflicted, as Salomon is a wholly-owned subsidiary of [Parent]."

     The Second Amended Complaint also alleges that, as a result of the foregoing, the Company's stockholders will be forced, without full or complete disclosure by defendants, to make final decisions regarding their ownership in the Company and are threatened with the immediate divestiture of their Shares as a result of defendants' alleged wrongful course of conduct.

     The Second Amended Complaint seeks, among other things, a declaration that defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches; a declaration that defendants have breached their duty of candor; an Order enjoining the Offer or, if the transaction is consummated, rescinding it; an Order that defendants make corrective disclosures; an award of compensatory and/or rescissory damages; and an award to plaintiff of the costs and disbursements of the action, including reasonable fees and expenses of plaintiff's attorneys and experts.

     Copies of each of the complaints filed in the thirteen pending lawsuits as well as the Amended Complaint and Second Amended Complaint have been filed as exhibits to the Tender Offer Statement on Schedule TO filed by Parent, the Purchaser and the Company with the SEC and are incorporated herein by reference. In addition, a copy of the Second Amended Complaint is attached hereto as Annex B and is incorporated herein by reference.

     On March 31, 2000, the Court of Chancery of the State of Delaware scheduled a hearing on plaintiff's motion for preliminary injunction for April 14, 2000.

MISCELLANEOUS. Parent, the Purchaser and the Company have filed with the SEC a Tender Offer Statement on Schedule TO, as amended, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act (the "Exchange Act Rules"), furnishing certain additional information with respect to the Offer which includes the information required by Schedule 13E-3. In addition, the Company has filed a Solicitation/ Recommendation Statement on Schedule 14D-9, as amended, together with all exhibits thereto, pursuant to Rule 14d-9 of the Exchange Act Rules setting forth its recommendation with respect to the Offer and the reasons for such recommendations and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in "THE TENDER OFFER--Section 7. Certain Information Concerning the Company" of the Offer to Purchase (except that they will not be available at the regional offices of the SEC).

                                             The Travelers Insurance Group Inc.

April 4, 2000

                                                                         ANNEX A


MORGAN STANLEY DEAN WITTER

                                                        1585 Broadway
                                                        New York, New York
                                                        10036
                                                        (212) 761-4000

                         April 3, 2000

Special Committee
On Behalf of the Board of Directors
Travelers Property Casualty Corp.
One Tower Square -- 8GS
Hartford, CT 06183

To the Special Committee on Behalf of the Board of Directors:

     At the request of the Special Committee (the "Special Committee") of the Board of Directors of Travelers Property Casualty Corp. (the "Company"), we have reexamined certain analyses we performed in connection with the delivery of our written opinion, dated March 21, 2000 (the "Opinion"), concerning the fairness from a financial point of view of the consideration to be paid to the holders (other than Citigroup Inc. and its subsidiaries) of the Company's Class A common stock, par value $.01 per share, pursuant to the tender offer (the "Offer"), commenced on March 23, 2000, in which The Travelers Insurance Group Inc. ("Buyer") has offered to purchase all outstanding shares of such Class A common stock (other than those held directly or indirectly by Buyer) for $41.50 net per share in cash, and in the related merger of a subsidiary of Buyer with and into the Company. In particular, you have requested that we (i) review and discuss the allegations concerning our analyses contained in the Second Amended Complaint filed in Civil Action No. 17902-NC, pending in the Court of Chancery for the State of Delaware in and for New Castle County, and (ii) reaffirm our Opinion as of the date thereof.

     In connection with your request, we have conducted such analyses as we deem appropriate to reaffirm our Opinion. In addition, we have arrived at our views in light of, and subject to, the matters and assumptions set forth in our Opinion.

   Based on the foregoing, we are pleased to reaffirm our Opinion as of the date thereof.

                                        Very truly yours,

                                        MORGAN STANLEY & CO. INCORPORATED

                                        By: /s/ Phillip Barnett
                                            -------------------
                                            Phillip S. Barnett
                                            Managing Director

                                                                         ANNEX B

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

----------------------------------------------
HOWARD VOGEL, on behalf of himself and all others similarly situated,

                Plaintiff,                        Civil Action No. 17902 NC

                 -against-

TRAVELERS PROPERTY CASUALTY CORP.,
ROBERT I. LIPP, JAY S. FISHMAN, FRANK J. TASCO,
DUDLEY C. MECUM II, ARTHUR ZANKEL,
KENNETH J. BIALKIN, SANFORD I. WEILL, TAP
MERGER CORP., LESLIE B. DISHAROON and
CITIGROUP INC.,

                Defendants.

----------------------------------------------

                            SECOND AMENDED COMPLAINT

     Plaintiff, by his attorneys, for his second amended complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

                              NATURE OF THE ACTION

     1. This is a class action on behalf of the public stockholders of Travelers Property Casualty Corp. ("Travelers" or the "Company"), against the directors and controlling stockholder of Travelers for injunctive and other relief concerning the acquisition of the outstanding publicly-held shares of Travelers common stock by Travelers' majority shareholder, defendant Citigroup Inc. ("Citigroup"), through a wholly-owned Delaware subsidiary.

     2. On March 21, 2000, Travelers publicly announced that it had agreed to a transaction with Citigroup whereby Citigroup, through entities under its control, would be commencing a cash tender offer (the "Tender Offer") for all of the outstanding shares of the Company to be followed by a merger at the same price. Pursuant to the transaction, Travelers' shareholders are to receive $41.50 in cash for each share of their stock, which constitutes grossly inadequate and unfair compensation given Travelers' valuable product lines and promising future results. Beginning on or about March 24, 2000, Travelers and Citigroup issued an Offer to Purchase on Schedule 14D-1 (the "14D-1") an Offer to Purchase on Schedule 14D-1 (the "14D-1") and a Solicitation/ Recommendation Statement on Schedule 14D-9 (the "14D-9") to Travelers' stockholders concerning the Tender Offer.

     3. As set forth in detail below, defendants are seeking to induce Travelers' shareholders to tender their shares by claiming in the 14D-9 that the transaction is "fair" to them. Yet, defendants have withheld and obscured vital material information needed by shareholders to properly assess and consider the Tender Offer and the true value of Travelers. In particular, as set forth more fully below:

     o Defendants have failed to disclose that the so-called "Special Committee" appointed by the Travelers Board of Directors (the "Special Committee") was riddled with conflicts of interest. For instance, the 14D-1 does not disclose the material fact that defendant Leslie B. Disharoon, the Chairman of the Special Committee, was formerly affiliated with Citigroup (or its predecessors) and, therefore, has a material conflict of interest. The 14D-1 is inaccurate when it states that the Special Committee was "independent."

     o The financial analyses performed by Morgan Stanley Dean Witter ("Morgan Stanley"), the Special Committee's financial advisor, contained material inaccuracies and, therefore, the true range of value for the Company's shares is materially higher than that being reported to shareholders.

     o Morgan Stanley's "Analysis Of Selected Acquisitions Of Minority Interests -- Analyses Of Selected Minority Interest Acquisitions 1992 To Present" falsely reported the "final consideration" received in certain minority-squeeze outs, materially understating the premiums paid in order to create an appearance of fairness for this offer.

     o Morgan Stanley's selected minority squeeze-out analysis also omitted several pertinent and comparable squeeze-out transactions which would have further demonstrated the inadequacy of the $41.50 Tender Offer price. These transactions all occurred between 1992 and the present (the same time period used by Morgan Stanley) and were used by Salomon Brothers, the predecessor to Salomon Smith Barney ("Salomon"), Citigroup's financial advisor, in another analysis of a squeeze-out acquisition of a property and casualty insurance company.

     o Many other of the analyses performed by Morgan Stanley to justify the $41.50 Tender Offer price were based on inaccurate and incomplete data. For instance, several Morgan Stanley analyses claimed to be based on management estimates when, in fact, the actual estimates claimed by Morgan Stanley as management estimates (but not used in the analyses) were significantly higher than the purported management estimates used.

     o Defendants assert in the 14D-1 mailed to shareholders that Morgan Stanley calculated a "summary indicative value range" for Travelers' shares of $38.00 to $48.00 per share, but have failed to disclose that Morgan Stanley actually claimed that its six valuations analyses (which were themselves artificially low) indicated a $40.00 to $48.00 summary indicative reference range. The 14D-1 also fails to disclose that Morgan Stanley performed an analysis which illustrated the "Indicative Premiums Paid In Precedent Mergers & Acquisitions" yielded values materially in excess of all of the summary ranges, and that Morgan Stanley did not incorporate those higher value ranges into its final analysis.

     o Defendants did not disclose that Salomon, Citigroup's financial advisor, upon which Citigroup purportedly relied for its statement that "the consideration to be received" by Travelers' stockholders "was fair to and in the best interests" of those stockholders, was irremediably conflicted, as Salomon is a wholly-owned subsidiary of Citigroup.

     4. Furthermore, as demonstrated herein, the consideration that Citigroup has offered in the Tender Offer, $41.50 per share in cash, is grossly inadequate and unfair and was not arrived at through the "fair process" to which Travelers' minority stockholders are entitled because the Special Committee appointed by the Travelers' Board of Directors to purportedly represent the interests of the public shareholders of Travelers was not properly constituted and did not execute its function faithfully to Travelers' public stockholders. In addition to these conflicts of interest, the compensation of Morgan Stanley, the Special Committee's financial advisor is, in large part, contingent upon the consummation of Citigroup's $41.50 offer. Thus, it is clear that the true purpose of the "Special Committee" was to create the appearance that the public shareholders of Travelers were being independently represented and having their interests protected when, in fact, that was not the case.

     5. As a result of the foregoing, Travelers' shareholders will be forced, without full or complete disclosure by defendants, to make final decisions regarding their ownership in the Company and are threatened with the immediate divestiture of their shares at an inadequate price as a result of defendants' wrongful course of conduct.

                                  THE PARTIES

     6. Plaintiff, at all relevant times, has owned Travelers common stock.

     7. Travelers is a Delaware corporation with its principal executive offices located at One Tower Square, Hartford, Connecticut. Travelers provides a broad range of insurance products and services.

     8. Defendant Citigroup, a Delaware corporation, is a diversified financial services holding company that provides a broad range of financial services. Citigroup was formed in 1998 through the merger of Citicorp and

Travelers Group. Salomon Smith Barney is a wholly-owned subsidiary of Citigroup. Citigroup and its affiliates hold approximately 85% of the total equity of Travelers and own shares with approximately 98% voting control over the Company. As such, Citigroup and its representatives on Travelers' Board effectively control and dominate Travelers affairs. Citigroup, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Travelers.

     9. Defendant TAP Merger Corp., a wholly owned Delaware subsidiary of the Travelers Insurance Group Inc., which is a wholly-owned subsidiary of defendant Citigroup was established to facilitate the acquisition of Travelers' publicly-held shares.

     10. Defendant Robert I. Lipp ("Lipp") is a Director of Travelers and the Chief Executive Officer of Citigroup's Global Insurance Business.

     11. Defendant Jay S. Fishman ("Fishman") is the President and Chief Executive Officer of Travelers and Chairman of its Board of Directors.

     12. Defendant Frank J. Tasco ("Tasco") is a Director of Travelers. From 1991 to 1998, Tasco was a Director of Travelers Group, a predecessor of Citicorp.

     13. Defendant Dudley C. Mecum II ("Mecum") is a Director of Travelers and a Director of Citigroup.

     14. Defendant Arthur Zankel ("Zankel") is a Director of Travelers and a Director of Citigroup.

     15. Defendant Kenneth J. Bialkin ("Bialkin") is a Director of Travelers and a Director of Citigroup.

     16. Defendant Sanford L. Weill ("Weill") is a Director of Travelers and the Co-Chairman and Co-Chief Executive Officer of Citigroup

     17. Defendant Leslie B. Disharoon ("Disharoon") is a Director of Travelers. From 1986 to 1988, Disharoon was a Director of Travelers Group.

     18. At all relevant times, defendants Lipp, Fishman, Tasco, Mecum, Zankel, Bialkin, Weill and Disharoon (collectively, the "Individual Defendants") constituted Travelers' Board of Directors.

     19. None of the Individual Defendants maintains significant ownership of Travelers' stock. Collectively, the 16 executive officers and directors of Travelers hold approximately 312,000 of the over 57 million shares of the Company's publicly-traded (non-Citigroup) common stock. Defendants Disharoon and Tasco, the members of the Special Committee, hold just 11,515 shares of Travelers stock. By contrast, at the time they left their long standing Board memberships with Travelers Group less than two years ago, Disharoon had 243,363 shares of Travelers Group (now Citigroup) stock, and Tasco held 38,879 shares of Travelers Group stock.

     20. By virtue of their positions as directors and/or officers of Travelers and/or their exercise of control and dominant ownership over the business and corporate affairs of Travelers, each Individual Defendant and Citigroup owed and owes Travelers and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage Travelers in a fair, just and equitable manner; act with complete candor when soliciting shareholder action; act in furtherance of the best interests of Travelers and its stockholders; refrain from abusing their positions of control; and not favor their own interests at the expense of Travelers and its stockholders.

     21. As discussed in detail below, Citigroup, in concert with the Individual Defendants, who collectively control the actions of Travelers, have breached their fiduciary duties to Travelers' public stockholders by acting to cause or facilitate Citigroup's acquisition of the publicly-held minority shares of Travelers for unfair and inadequate consideration, and colluding in Citigroup's coercive tactics in accompanying such buy-out.

                            CLASS ACTION ALLEGATIONS

     22. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court on behalf of himself and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     23. This action is properly maintainable as a class action for the following reasons:

     a. The Class is so numerous that joinder of all members is impracticable. There are millions of shares of Travelers common stock outstanding, held by hundreds if not thousands of stockholders of Travelers stock who are members of the Class.

     b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

     c. There are questions of law and fact that are common to the Class including, inter alia, the following:

        (1) whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Citigroup at the expense of the members of the Class;

        (2) whether the Individual Defendants, as officers and/or directors of the Company, and Citigroup, the controlling stockholder of Travelers are violating their fiduciary duties to plaintiff and the other members of the Class;

        (3) whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

        (4) whether defendants have initiated and timed their buy-out of Travelers shares to unfairly benefit Citigroup at the expense of Travelers' public shareholders.

     d. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants' actions.

     e. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff is an adequate representative of the Class.

     f. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter or dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     g. The defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

                            SUBSTANTIVE ALLEGATIONS

A. THE COMPANY

     24. Travelers provides a broad range of insurance products and services for the commercial and consumer markets. Travelers is the second largest writer of personal insurance lines through independent agents and the third largest writer of commercial lines. It is the third largest publicly traded United States property and casualty company by market capitalization. Among other things, Travelers has (1) a universally highly-regarded management team, (2) a proven consolidation ability, (3) a high quality balance sheet and (4) reserve quality. Indeed, Travelers is considered to be the premiere player in the property and casualty sector. Travelers' 3-year average return on equity of 15.1% significantly outperformed the Company's property and casualty insurance peer group median 3-year return on equity of 10.9%. Travelers' 3-year operating income growth of 9.0% also handily beat the peer group median 3-year operating income growth of 5.7%.

B. A CONFLICTED SPECIAL COMMITTEE IS FORMED

     25. According to the 14D-1, during the March 3, 2000 meeting of the Travelers Board of Directors, a representative of Citigroup advised the Travelers Board that Citigroup was "examining strategic alternatives" with respect to its ownership of Travelers shares. Therefore, because of "possible conflicts of interest,"

Travelers formed a Special Committee consisting of defendants Disharoon and Tasco, neither of whom, according to the 14D-1 was "employed by or affiliated with the Company (except in their capacity as directors; or Parent [Citigroup] or any of its affiliates." Disharoon was appointed Chairman of the Special Committee.

     26. Defendants Disharoon and Tasco, however, are former Directors of Travelers Group, the former parent of Travelers, which itself is now a wholly-owned subsidiary of Citigroup, having served in that position from 1986-1998 and 1992-1998, respectively. At the time they left Travelers Group, Disharoon and Tasco also served on Travelers Group's Audit Committee (along with defendant Mecum) and Finance Committee (along with defendant Zankel). Defendant Weill, the former head of Travelers Group, is now the Co-Chief Executive Officer of Citigroup, and Disharoon and Tasco were co-directors with Weill, during their tenure on the Travelers Group Board. Defendants Disharoon and Tasco, therefore, have overriding loyalties to defendant Weill and were and are not truly independent. Moreover, Disharoon and Tasco's significant holdings in Citigroup stock vastly outweighs their minimal holdings in Travelers stock. Based on their last reported Travelers and Citigroup (or predecessor) holdings and assuming the $41.50 cash Tender Offer price for Travelers and an approximate current price of Citigroup stock at $60 per share, Disharoon and Tasco's financial loyalties are clearly aligned with Citigroup:

                        TRAVELERS STOCK                        CITIGROUP STOCK
               ---------------------------------   ---------------------------------------
Disharoon:     2,820 shares valued at $117,000     243,363 shares valued at $14.6 million
Tasco:         8,695 shares valued at $361,000     38,879 shares valued at $2.3 million

     27. Thus, the 14D-1 is inaccurate when it states that the Special Committee was "independent."

     28. The 14D-1 also purports to list the "material positions held during the past five years" for each Travelers' Director but fails to disclose that Disharoon was a Director of Travelers Group until 1998.

     29. On March 10, 2000, the Special Committee retained Morgan Stanley to act as its financial advisor and to "prepare an analysis as to the range of values" of Travelers shares.

     30. The 14D-1 states that prior to the Special Committee meeting with Morgan Stanley to review Morgan Stanley's results, the "Special Committee had been informally advised" by Citigroup that it planned to make an offer "no higher than the mid to high $30's." If, as is likely, the Special Committee conveyed this information to Morgan Stanley prior to its analysis, then Morgan Stanley did not actually undertake to derive a "range of values" for Travelers' shares, but, rather, was working to justify the price which Citigroup wanted to pay for Travelers. The 14D-1 fails to disclose whether Morgan Stanley, prior to preforming its analysis, had been informed of the range of consideration which Citigroup was willing to pay.

     31. Pursuant to Morgan Stanley's engagement letter, Travelers agreed to pay Morgan Stanley (1) an advisory fee upon commencement of its engagement of $350,000 for the first month of the assignment and up to $75,000 per month for each month thereafter, (2) a fee of $5,000,000 upon delivery of its fairness opinion and (3) if the deal is completed, a "Transaction Fee" against which the advisory and opinion fees will be credited. The Transaction Fee will be 0.4% of the total dollar value of the consideration paid for acquiring the publicly-held shares. Based on the current transaction valuation of $2.37 billion, Morgan Stanley's Transaction Fee is valued at approximately $9.48 million. The full Transaction Fee is payable at the time at which 95% or more of the Company's common stock is controlled by Citigroup or its affiliates. The fact that Morgan Stanley's compensation could double depending on whether the Citigroup offer succeeds is an arrangement which irremediably conflicted Morgan Stanley and incentivized Morgan Stanley to skew it fairness opinion toward a deal that had a reasonable probability of consummation, rather than put the transaction at risk by seeking to accurately and fairly investigate whether Citigroup's offer was fair.

C. CITIGROUP OFFERS TO PURCHASE TRAVELERS SHARES, MORGAN STANLEY OPINES THAT $41.50 PER SHARE IS FAIR AND REASONABLE AND THE COMPANY'S BOARD APPROVES THE TRANSACTION

     32. On March 21, 2000, Citigroup contacted the Special Committee and formally offered to acquire all the publicly-held shares of Travelers that it did not presently own for $41.50 cash per share. Later that day, Morgan Stanley rendered its opinion to the Special Committee that this consideration to be received by

Travelers' public shareholders was "fair to and in the best interest of" Travelers' shareholders "from a financial point of view." The Special Committee then unanimously recommended that the Travelers Board vote in favor of the merger. The Board, thereafter, approved the merger.

D. THE TRANSACTION IS ANNOUNCED

     33. Also, on March 31, 2000, Travelers issued a press release announcing the transaction, which is valued at $2.4 billion. According to Keith Anderson, a Travelers spokesman, the merger "will simply change the company's capital structure. It will not affect employment levels, or how we do business." On that day, the market price of Citigroup's shares rose $1.87 per share, reflecting investors' judgment of the level of value which Travelers would add to Citigroup based on the accretive nature of the transaction to Citigroup. With over 3.37 billion shares outstanding, Citigroup's overall market capitalization increased by over $6.3 billion immediately following the announcement. Disharoon's 243,363 Citigroup shares increased in value by over $455,000, and Tasco's 38,879 shares rose almost $73,000.

     34. On or about March 24, 2000, Citigroup and Travelers disseminated the 14D-1 and 14D-9 to Travelers' shareholders purportedly describing, inter alia, the merger transaction, the history of negotiations between the companies, the opinion of the Special Committee's financial advisor and certain other information. The Tender Offer is scheduled to expire on April 19, 2000.

E. DEFENDANTS BREACHED THEIR FIDUCIARY DUTIES TO PLAINTIFF AND THE CLASS

     (1) THE TENDER OFFER PRICE GROSSLY UNDERVALUES THE COMPANY'S SHARES

     35. The Tender Offer represents only a modest premium over the trading price of Travelers stock prior to the announcement of the offer. Indeed, the offer is timed to take advantage of a temporarily depressed trading price of Travelers common stock and the property and casualty insurance industry in general. This temporary depression is ending, as pricing in the property and casualty industry is improving and expected to improve further and as noted by the substantial value which representatives of the Company as well as various analysts have placed on Travelers. Travelers is well positioned to take advantage of improving industry conditions.

     36. For example, on March 20, 2000, Travelers announced that Jay S. Fishman, Travelers' President and Chief Executive Officer, was elected to also serve as Chairman of the Company. Commenting on Mr. Fishman's appointment, defendant Lipp, Travelers' departing Chairman stated:

    Today's action by the Board underscores the success of our company under Jay's leadership as the Chief Executive Officer. That success is particularly noteworthy in light of the challenging market conditions faced by the property-casualty industry during Jay's tenure. During this period, Travelers Property Casualty has recorded record earnings each year, built a solid capital base, and positioned the company as a leader in the industry. [Emphasis added]

     37. Furthermore, the Wall Street Journal reported on March 23, 2000 that Weston Hicks, an analyst at J.P. Morgan Securities, stated that Citigroup's bid for Travelers "is `a validation' that insurers are at the bottom of this rough cycle... If you've got a three-to-five year investment horizon, it's a good time to be moving assets into this industry...Citigroup is buying assets when they are cheap and things are improving." The article also stated that, "For its part, Citigroup believes Travelers stock is cheap - about 11 times projected earnings, at the cash takeover price of $41.50 per share. Some portfolio managers owning Travelers complain that it is a steal at that price. Mr. Hicks, the J. P. Morgan analyst, had estimated that Travelers had an intrinsic value of $47 a share." Applying an 11 times P/E multiple to Travelers' year 2000 estimated earnings translates to $43.56 per share - even before applying any minority squeeze out premium. That, however, is not reflected in the $41.50 acquisition price.

   (2) MORGAN STANLEY'S FAIRNESS OPINION WAS MATERIALLY INACCURATE AND DID NOT VALIDATE THE TRANSACTION

     38. The 14D-1 contains a summary of the results of various financial analyses performed by Morgan Stanley in connection with its fairness opinion. The Special Committee purports to have relied heavily on the

Morgan Stanley analyses. Indeed, the first factors the Special Committee identified in reaching its conclusion to recommend the transaction refer to Morgan Stanley's financial analyses. A review of these analyses, however, confirms that the consideration to be received by Travelers' public shareholders is grossly unfair and inadequate and these analyses are riddled with material inaccuracies which were or should have been obvious to the Special Committee members, who therefore knew or should have known that Morgan Stanley's analysis could not be relied upon.

     39. Morgan Stanley performed six principal valuation analyses for the Special Committee, each of which contained or was based on inaccurate or incomplete data. Moreover, the final reference ranges indicated by the flawed analyses were then manipulated by Morgan Stanley in order to justify the inadequate $41.50 Tender Offer price.

     40. In providing a general overview of Travelers and its peers in the property/casualty sector, Morgan Stanley notes the quality of Travelers' fundamentals, even in a temporarily depressed market for the overall sector. Indeed, Travelers' has consistently outperformed it peers. This is most readily seen through the critical measures of (1) "return on equity" or "ROE" and (2) operating income growth (i.e. how you grow that return). Travelers' 3-year average return on equity of 15.1% significantly outperformed the property and casualty insurance peer group median 3-year return on equity of 10.9%, and Travelers' 3-year operating income growth of 9.0% also handily beat the peer group median 3-year operating income growth of 5.7%. Indeed, as the property and casualty sector is emerging from the depressed market through price firming in commercial lines (as acknowledged by Morgan Stanley), Travelers is well situated to benefit from the upswing.

     41. Morgan Stanley's review also demonstrates Travelers' ability to carefully manage analysts' expectations. For the past year, for instance, Morgan Stanley noted that Travelers has consistently beat the street earnings estimates reflected in the Institutional Brokers Estimate System ("IBES") by a significant percentage:

 ANNOUNCEMENT     IBES ESTIMATE     ACTUAL EARNINGS PER SHARE
 ------------     -------------     -------------------------
      4Q98           $ 0.81                  $ 0.88
      1Q99           $ 0.81                  $ 0.83
      2Q99           $ 0.83                  $ 0.86
      3Q99           $ 0.84                  $ 0.85
      4Q99           $ 0.85                  $ 0.90

     42. Despite Travelers managements' ability to consistently beat analysts' estimates and despite the fact that analysts estimates identified by Morgan Stanley were below management's projections, Morgan Stanley used the IBES estimates to calculate reference ranges of value in an effort to depress the value ranges indicated by its analyses.

     43. Morgan Stanley's first valuation analysis was an "Indicative Public Market Trading Valuation" to determine the short-term valuation of Travelers stock based largely on earnings estimates and without the application of a minority squeeze-out premium. The analysis was flawed in several material respects, and understated the value range of Travelers' stock. First, Morgan Stanley used IBES earnings per share ("EPS") estimates that the Company has consistently exceeded. Second, Morgan Stanley's analysis used "management's" estimated EPS of $3.65 for 2000 and $3.85 for 2001, when, in fact, Morgan Stanley claims that management's estimated EPS was actually $3.96 for 2000 and $3.98 for 2001. Third, Morgan Stanley applied a "comparables trading range" that was misleading because as Morgan Stanley had noted, Travelers outperformed its peer group and should realistically be valued in a higher range. The use of flawed data provided an artificially low value range, but Morgan Stanley further manipulated that range downward by claiming a "reference range" that disproportionately weighted the lower numbers of the range. Thus, the final reference range of $33.00 to $38.00 was artificially low.

     44. The faulty reference range from the Indicative Public Market Trading Valuation was then used as the basis for Morgan Stanley's second valuation analysis, an "Indicative Minority Squeeze-out Premium Valuation," which similarly depressed the reference ranges calculated. Thus, the final reference range of $40.00 to $48.00 was artificially low.

     45. Morgan Stanley's third valuation analysis, an "Indicative Long-term/'Normalized' Trading Range" sought to determine the long-term valuation of Travelers stock. Like the short-term Indicative Public Market

Trading Valuation, the Indicative Long-Term/Normalized Trading Range misleadingly used the IBES estimates which Morgan Stanley knew that Travelers had and would continue to exceed and the wrong (lower) management EPS estimates. As a result, the final reference range of $40.00 to $48.00 was too low. Moreover, this analysis was additionally misleading because Morgan Stanley -- already faced with a $41.50 price at the low end of the $40.00 to $48.00 reference range -- did not apply any squeeze-out premium to valuation.

     46. Morgan Stanley's fourth valuation analysis, "Indicative Premiums Paid in Squeeze-Out Transactions," was misleading because the price basis for which the premium ranges were applied should have been the trading valuations, short-term and long-term, that Morgan Stanley calculated in its earlier analyses. Instead, Morgan Stanley used a lower market price from the bottom 15% of the short-term valuation and over $6 short of the bottom end of the long-term valuation (which ranges were artificially low to begin with, as explained above). Thus, the final reference range of $40.40 to $44.00 was artificially low.

     47. Morgan Stanley's fifth analysis, "Indicative Premiums paid in Precedent Mergers and Acquisitions," was misleading because Morgan Stanley again relied upon the inapplicable (lower) IBES estimates and the wrong (lower) management EPS estimates. Thus, the final reference range of $50.00 to $60.00 was artificially low. Nonetheless, Morgan Stanley did not incorporate this range into the final "summary indicative value range" set forth in the 14D-1, and the $50.00 to $60.00 reference range was not described in the "summary analysis" section of the 14D-1 or in the 14D-9.

     48. The value range claimed by the sixth analysis, "Discount Cash Flow," was false and misleading because Morgan Stanley manipulated the range downward. Morgan Stanley claimed a $40.00 to $47.00 value range despite the fact that none of the per share values calculated through that analysis was $40.00 per share or lower. Rather, the low end of the analysis was $40.62, and the high end was $48.47.

     49. Morgan Stanley's "going private premium analysis" also contains incomplete and inaccurate data. According to the 14D-1, that analysis implied a value reference range for Travelers' shares of $40.00 to $48.00 per share. At $41.50 per share, the Tender Offer price is only marginally higher than the number at the lower end of that range. The underlying data for the "going private premium analysis" is annexed as Exhibit 99 (C)(2) to the 14D-1, in a document entitled "Project Juice Presentation to the Special Committee March 20, 2000." The analysis, however, contains at least six material inaccuracies which relate to the prices paid in other comparable deals. In each and every one of the six instances, the price paid by the acquiror was materially higher (and, therefore, the premium was higher) than that reported by Morgan Stanley in the analysis. These inaccuracies caused the "going private premium analysis" to understate the range of values for that analysis and, in turn, created a false range of values here.

     50. For example, in its "Analysis Of Selected Acquisitions Of Minority Interests -- Analysis Of Selected Minority Interest Acquisitions 1992 To Present," Morgan Stanley reported false "final consideration" data for several minority squeeze-outs:

          a. Morgan Stanley reported that the final consideration paid in the PEC Israel Economic Corp./Investor Group transaction was $30.00 per share. That number is wrong. The actual final consideration received by PEC's shareholders was $36.50 per share;

          b. Morgan Stanley reported that the final consideration for the Wheelabrator Technologies Inc./Waste Management, Inc. squeeze-out was $15.00 per share, when, in fact, the actual final consideration received by shareholders was $16.50 per share;

          c. Morgan Stanley reported that the final consideration for the Fina Inc./Petrotina S.A. squeeze-out was $60.00 per share, when, in fact, the actual final consideration received by shareholders was $60 cash, plus an additional warrant valued at $4.25-$4.75 per share;

          d. Morgan Stanley reported that the final consideration for the Lin Broadcasting Corp./AT&T Corp. squeeze-out was $129.50 per share, when, in fact, the actual final consideration received by shareholders was $129.90 per share,

          e. Morgan Stanley reported that the final consideration for the Medical Marketing Group Inc./Medco Containment Services Inc. squeeze-out was $27.25, when, in fact, the actual consideration received by shareholders was $27.75 per share; and

          f. Morgan Stanley reported that the final consideration for the Mafco Consolidated Group/Mafco Holdings squeeze-out was $33.50, when, in fact, the actual consideration received by shareholders was $33.50, plus an additional cash dividend of $10.00 per share, yielding final consideration of $43.50 cash per share. Significantly, Morgan Stanley acted as the financial advisor to the Special Committee in the Mafco Consolidated/Mafco Holding Merger.

     51. In addition to these material inaccuracies, Morgan Stanley also omitted several pertinent squeeze-out transactions from its analysis which would have further demonstrated the inadequacy of the $41.50 Tender Offer price. These transactions all occurred between 1992 and the present (the same time period used in the Morgan Stanley analysis), and were used by Salomon Brothers, the predecessor to Salomon, Citigroup's financial advisor, in a minority squeeze-out transaction analysis of an acquisition of another property and casualty insurance company. These transactions include (1) the 1997 acquisition of Calgene, Inc by Monsanto, Inc., which had an implied premium of 60% over Calgene's unaffected market price one week before the transaction was announced, (2) the 1994 acquisition of Orient-Express Hotels, Inc. by Sea Containers Ltd., which had an implied premium of 64.8% over Orient-Express Hotels' unaffected market price one week before the transaction was announced,
(3) the 1995 acquisition of Rust International, Inc. by WMX Technologies, Inc., which had an implied premium of 39.1% over Rust's unaffected market price one week before the transaction was announced and (4) the 1992 acquisition of Spelling Entertainment Inc., by Charter Co., which had an implied premium of 45% over Spelling's unaffected market price one week before the transaction was announced.

     52. While omitting other relevant squeeze-out transactions that would have increased the indicated premiums paid, at least one transaction included by Morgan Stanley involved a significant discount rather than a premium and therefore lowered the mean and median premiums calculated for the analysis. That transaction was the Lin Broadcasting Corp./AT&T Corp. squeeze-out (which Morgan Stanley had already misstated). The unique terms of that transaction, involving competing bankers seeking to value the company through a previously-determined and contractually-provided formula, involved a discount of between 3% and 11% to the market price of Lin. Thus, that transaction was so dissimilar to any other comparable transaction and rendered it inapplicable as a comparable for the valuation of Travelers or the fairness of the Tender Offer.

     53. Ultimately, Morgan Stanley's inclusion of irrelevant transactions, exclusion of relevant transactions, and use of erroneous data and other manipulations of the valuation process served to materially understate the value range for Travelers, and as such Morgan Stanley's opinion that the Tender Offer was fair to Travelers stockholders from a financial point of view was false, and, in fact, the transaction is unfair.

        (3) THE 14D-1 AND 14D-9 FAIL TO DISCLOSE MATERIAL INFORMATION

     54. The 14D-1 and 14D-9 also fail to disclose material information necessary for Travelers shareholders to make an informed decision. The 14D-1 does not provide a basis upon which shareholders can independently determine the value of the Company's stock and decide whether or not to tender their shares. Among other things, the 14D-1 fails to disclose and/or misrepresents:

          a. That defendant Disharoon, the Chairman of the Special Committee, was formerly affiliated with Citigroup (or its predecessors) and, therefore is aligned with the interests of Citigroup, and is thereby irremediably conflicted. In this regard, the 14D-1 is inaccurate when it states that the Special Committee was "independent";

          b. The fact that Salomon, Citigroup's financial advisor upon whom Citigroup purportedly relied for its statement that the "consideration to be received" by Travelers' stockholders "was fair to and the best interests" of those stockholders, was irremediably conflicted as Salomon is a wholly-owned subsidiary of Citigroup;

          c. The fact that Morgan Stanley's squeeze-out analysis contained material inaccuracies and omissions as described above;

          d. The fact that Morgan Stanley's six valuation analyses used the wrong bases by using inapplicable IBES EPS estimates or purported management estimates that were significantly lower than what Morgan Stanley claimed were the actual estimates. Thus, the value ranges that Morgan Stanley derives were artificially low;

          e. The fact that Morgan Stanley manipulated the already artificially low value ranges by disproportionately including or further discounting the lower end of the range and excluding the higher end;

          f. The fact that the $50.00 to $60.00 value range determined through Morgan Stanley's "Indicative Premiums Paid In Precedent Mergers & Acquisitions" yielded values materially in excess of the $38.00 to $48.00 "summary indicative value range" set forth in the 14D-1 (which itself was misleading because the Morgan Stanley actually determined a $40.00 to $48.00 "summary indicative reference range" from its six valuation analyses). The results the "Indicative Premiums Paid In Precedent Mergers & Acquisitions Analysis" are not described in the "summary analysis" section of the 14D-1 or in the 14D-9, and were not incorporated into any of Morgan Stanley's final analyses;

          g. That Morgan Stanley was "tipped-off" by the Special Committee as to the price which Citigroup was willing to pay for Travelers' shares prior to Morgan Stanley performing its "analysis as to the range of values" of Travelers' shares. If a "tip-off" occurred, Morgan Stanley was not actually undertaking to derive an objective "range of values for Travelers' shares but, rather, given the large financial incentive to Morgan Stanley from an acquisition of Travelers by Citigroup, was justifying the price which Citigroup wanted to pay for Travelers' shares; and

          h. Citigroup has timed the Tender Offer to take advantage of the depressed price of Travelers' common stock and that, given the Company's strong financial prospects, the timing of the Tender Offer was designed to artificially "cap" the price of Travelers' common stock.

                                CLAIM FOR RELIEF

     55. In light of the foregoing, the Tender Offer is wrongful, unfair and harmful to Class members. In seeking to consummate the transaction, defendants have failed to negotiate a fair price and to afford Class members adequate procedural safeguards and have acted in breach of their duty of candor.

     56. Citigroup is the controlling stockholder of Travelers and is, therefore, well aware of the true financial condition and operating earnings potential of Travelers.

     57. In making its inadequate offer to acquire the remaining stock of Travelers, Citigroup has tried to take advantage of the fact that the market price of Travelers stock does not fully reflect the true value of the Company based on Travelers' earnings prospects and ability to take advantage of improving industry conditions.

     58. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unconscionable, unfair and grossly inadequate and constitutes unfair dealing.

     59. The price that Citigroup has offered has been dictated by Citigroup to serve its own interests, and is being forced upon Travelers' minority shareholders to relinquish the Travelers shares at a grossly unfair price.

     60. In addition, defendants' failure to disclose all material facts relevant to the proposed transaction in an accurate and non-misleading manner constitutes a breach of defendants' duty of candor.

     61. Citigroup, by reason of its 85% ownership of Travelers' outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Travelers' public shareholders.

     62. Because Citigroup is in possession of proprietary corporate information concerning Travelers' future financial prospects, the degree of knowledge and economic power between Citigroup and the class members is unequal, making it grossly and inherently unfair for Citigroup to obtain the remaining 15% of Travelers' shares at the unfair and inadequate price that it has proposed.

     63. By offering a grossly inadequate price for Travelers' shares and threatening or planning to use its coercive means of control to force the consummation of the transaction, Citigroup is violating its duties as a majority shareholder.

     64. Any buy-out of Travelers public shareholders by Citigroup on the terms recently offered, will deny class members their right to share proportionately and equitably in the true value of Travelers' valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

     65. Defendants' fiduciary obligations require them to: (a) act independently so that the interests of Travelers' public stockholders will be protected; (b) adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Travelers' public stockholders; and (c) provide Travelers' stockholders with independent representation in the negotiations with Citigroup.

     66. Because Citigroup controls 85% of Travelers and dominates its Board, no auction or market check can be effected to establish Travelers' worth through arm's-length bargaining. Thus, Citigroup has the power and is exercising its power to acquire Travelers' minority shares and dictate terms which are in Citigroup's best interest, without competing bids and regardless of the wishes or best interests of the class members or the intrinsic value of Travelers' stock.

     67. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Travelers and are engaging in improper, unfair dealing and wrongful and coercive conduct.

     68. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

     69. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiff and the other members of the Class.

     70. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and are prepared to consummate a buy-out on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Travelers' valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

     71. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

     WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in their favor and in favor of the Class and against defendants as follows:

          A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

          B. Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiff and other members of the Class or aided and abetted such breaches;

          C. Declaring that defendants have breached their duty of candor;

          D. Enjoining the Tender Offer or, if the transaction is consummated, rescinding it;

          E. Ordering defendants to make corrective disclosures;

          F. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

          G. Awarding plaintiff the costs and disbursements of this action, including reasonable fees and expenses of plaintiff's attorneys and experts; and

          H. Granting such other, and further relief as this Court may deem to be just and proper.

                                      ROSENTHAL, MONHAIT, GROSS &
                                      GODDESS, P.A.

                                      By: /s/ Norman M. Monhait
                                         --------------------------------------
                                      Suite 1401, Mellon Bank Center
                                      P.O. Box 1070
                                      Wilmington, Delaware 19899
                                      (302) 656-4433
                                      Attorneys for Plaintiff

OF COUNSEL:

Arthur N. Abbey
Lee Squitieri
James S. Noris
ABBEY, GARDY & SQUITIERI, LLP
212 East 39th Street
New York, NY 10016
(212) 889-3700

Robert A. Wallner
& Seth Orrensoser
MILBERG WEISS BERSHAD HYNES
 & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300

Nadeem Faruqi
FARUQI & FARUQI, LLP
320 East 39th Street
New York, NY 10016
(212) 983-9330

April 1, 2000

     Manually signed facsimile copies of the Letter of Transmittal will be accepted. Letters of Transmittal and certificates for Shares should be sent or delivered by each stockholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

                        The Depositary for the Offer is:

                                 CITIBANK, N.A.

       By Mail:             By Overnight Courier Delivery:              By Hand:
    Citibank, N.A.                  Citibank, N.A.                   Citibank, N.A.
   Corporate Actions         Corporate Actions, Suite 4660     c/o Securities Transfer and
     P.O. Box 2544             525 Washington Boulevard          Reporting Services Inc.
Jersey City, New Jersey   Jersey City, New Jersey 07303-2544           Attention:
      07303-2544                                                    Corporate Actions
                                                                   100 William Street
                                                                   New York, NY 10038

                      Facsimile for Eligible Institutions:
                                 (201) 324-3284

     Any questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth below. Requests for additional copies of this Offer to Purchase and the Letter of Transmittal may be directed to the Information Agent or the Depositary. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                [INNISFREE LOGO]

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                    Telephone: (212) 750-5833 (call collect)
                                       or
                         Call Toll Free (888) 750-5835

                      The Dealer Manager for the Offer is:

                              SALOMON SMITH BARNEY
                              388 Greenwich Street
                            New York, New York 10013
                         Call Toll-Free 1-800-996-7920